Warsaw, 2005-05-16


05008643

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SUPPL


PROCESSING
SECTION
RECEIVED
MAY 2005
SEC MAIL
WASH. D.C.

Dear Sirs,

Please find enclosed the text of the Current report no 19/2005.
Best regards

Krzysztof Gerula

I Vice-President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

82-5025

Current report no 19/2005

The Management Board of Orbis S.A. informs of execution of a loan agreement for PLN 2,400,000 with its subsidiary PBP Orbis Sp. z o.o. having its corporate seat in Warsaw. According to the agreement, PBP Orbis Sp. z o.o. shall repay the loan within the period of 12 months from the date of its disbursement. Interest has been determined on the basis of WIBOR 3M plus margin. The loan is secured by a blank promissory note issued by PBP Orbis Sp. z o.o. Orbis S.A. holds 95.08% share in the declared capital of PBP Orbis Sp. z o.o. and the same share of votes at the General Meeting. Two persons managing Orbis S.A. are also shareholders of PBP Orbis Sp. z o.o, none of the persons supervising the issuer are shareholders of PBP Orbis Sp. z o.o. Moreover, one person managing Orbis S.A. is a member of a supervisory body in PBP Orbis Sp. z o.o. as its Chairman.